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                                                               Exhibit (a)(1)(H)

                                               [LOGO]    Niagara Mohawk
                                                         --------------
                                                         A National Grid Company


NEWS


FOR IMMEDIATE RELEASE                                CONTACT:  Leon Mazur
                                                               315.428.5876


                      NIAGARA MOHAWK ANNOUNCES TENDER OFFER
                       FOR SEVEN SERIES OF PREFERRED STOCK



SYRACUSE,  N.Y., Feb. 27, 2002 - Niagara  Mohawk,  a National Grid company (LSE:
and NYSE: NGG), today commenced cash tender offers for any and all of the outstanding shares of the following series of its cumulative preferred stock at the purchase prices indicated below:

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
   FIXED/ADJUSTABLE RATE SERIES D (CUSIP number 653522771), at the purchase price of $53.76 per share;
   3.40% SERIES (CUSIP number 653522201), at the purchase price of $63.43 per share;
   3.60% SERIES (CUSIP number 653522300), at the purchase price of $67.16 per share;
   3.90% SERIES (CUSIP number 653522409), at the purchase price of $72.76 per share;
   4.10% SERIES (CUSIP number 653522508), at the purchase price of $76.49 per share;
   4.85% SERIES (CUSIP number 653522607), at the purchase price of $90.49 per share;
   5.25% SERIES (CUSIP number 653522706), at the purchase price of $93.58 per share.


  Under the terms of the offers, shareholders tendering their shares will

                                    - more -


                                                       300 Erie Boulevard West
                                                       Syracuse, NY  13202-4250
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Niagara Mohawk Preferred Stock/2

receive a fixed price per share as listed above. Shareholders of record as of the close of business on March 11, 2002, who tender their shares, will receive the March 31, 2002, regular dividend regardless of when their shares are tendered.

         The offer for any one series of preferred stock is not conditioned upon any minimum number of preferred shares of a series being tendered and is independent of the offer for any other series.

         The offers will expire at 5:00 p.m., Eastern Standard Time, on Wednesday, March 27, 2002, unless extended or terminated by Niagara Mohawk. Payment for tendered securities will occur promptly after the expiration date.

         Merrill Lynch & Co. is acting as the dealer manager for the offers. Holders who have any questions regarding the terms of the offers should contact D.F. King & Co., Inc., the information agent for the offers, at 888.414.5566 or Merrill Lynch at 888.654.8637. Holders who would like copies of the Offer to Purchase, the Letters of Transmittal or any related documents or who have questions regarding the procedures for tendering should call D.F. King & Co. at 888.414.5566.

         This press release is neither an offer to purchase the securities nor a solicitation of consents. Each tender offer is made only pursuant to the offering documents.

         Niagara Mohawk, a National Grid company, is based in Syracuse, N.Y. National Grid Group plc is an international, U.K.-based company that builds, owns and operates electricity, natural gas and telecommunications networks. It is one of the top 10 electricity companies in the U.S. and has the largest transmission and distribution network in the New England/New York market, serving 3.2 million customers in upstate New York, Massachusetts, Rhode Island and New Hampshire. National Grid also delivers natural gas to more than 500,000 customers in upstate New York.

                                       ###

                                                         300 Erie Boulevard West
                                                        Syracuse, NY  13202-4250